SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 13)


                        Merchants Bancshares, Inc.

                               Common Stock

                          Cusip Number 588448100


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Item 1

a.    Name of Issuer:

      Merchants Bancshares, Inc.

b.    Address of Issuer's Principal Executive offices:

            275 Kennedy Drive
            S. Burlington, VT  05403

Item 2

a.    Name of Person Filing:

            The Merchants Bank 401(k) ESOP
            Administration Committee
            Tax I.D.  #03-0284573

b.    Address of Principal Business Office or, if none, Residence:

            275 Kennedy Drive
            S. Burlington, VT  05403

c.    Citizenship:

      U.S.A

d.    Title of Class of Securities:

      Common Stock

e.    CUSIP Number

      588448100

Item 3

      Person Filing is a:

f.    Employee Benefit Plan (401(k) Employee Stock Ownership Plan)

Item 4     Ownership

a.    Amount Beneficially Owed:

      As of December 31, 2005, 563,870.000 shares were owned by The Merchants Bank 401(k) Employee Stock Ownership Plan.

b.    Percent of Class:

      9.435%

c.    Number of shares as to which such person has:

      i.   Sole power to vote or to direct the vote *

      ii.  Shared power to vote or to direct the vote *

      iii. Sole power to dispose or to direct the disposition of *

      iv. Shared power to dispose or to direct the disposition of *

           The Merchants Bank 401(k) ESOP holds shares of Merchants Bancshares, Inc. for the benefit of the employee participants. If employee participants do not vote their shares, the 401(k) ESOP Administration Committee will vote their shares in accordance with the standard provisions of Section 404 of the Employee Retirement Income Security Act of 1974.

Item 5     Ownership of Five Percent or Less of a Class:

           N/A

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           The Merchants Bank 401(k) Employee Stock Ownership Plan is composed of employee participants who receive all dividends from, and the proceeds from the sale of said securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           N/A

Item 8     Identification and Classification of Members of the
           Group:

           See Exhibit 1

Item 9     Notice of Dissolution of Group:

           N/A

Item 10    Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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           Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           February 28, 2006
           .......................................................
           Date

           /s/ Janet P. Spitler
           .......................................................
           Signature

           Janet P. Spitler, Chief Financial Officer, and Member of Retirement Plan Administration Committee.


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                                 Exhibit 1


                         Position with                  Position
     Name             Merchants Bancshares              with Bank
     ----             --------------------              ---------

Michael W. Breen                                VP & Corporate Banking Officer

Thomas R. Havers                                SVP & Senior Operations &
                                                Information System Officer

Janet P. Spitler            Treasurer           VP & CFO

David J. Bosworth                               Trust Investment Officer,
                                                Merchants Trust Company

Andrew T. Kloeckner                             VP & Deposit Compliance Officer


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